

07002207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17526

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Financial Counseling Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

14785 Preston Road, Suite 1000
(No. and Street)

Dallas (City) Texas (State) 75254-7876 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2007
WASH, D.C.
185

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Lester, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Counseling Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

FINOP

Title

Notary Public


JAMIE E. SARRATT
Notary Public, State of Texas
My Commission Expires
December 23, 2007

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL COUNSELING CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE NINE MONTHS ENDED
DECEMBER 31, 2006

FINANCIAL COUNSELING CORPORATION

CONTENTS


C&F Co.

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Financial Counseling Corporation

We have audited the accompanying statement of financial condition of Financial Counseling Corporation, as of December 31, 2006, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the nine months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Counseling Corporation as of December 31, 2006, and the results of its operations and its cash flows for the nine months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 17, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

FINANCIAL COUNSELING CORPORATION

Statement of Financial Condition

December 31, 2006

ASSETS

Cash	$ 20,984
Receivable from brokers-dealers and clearing organizations	173,131
	$ 194,115

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 130,912
Commissions payable	12,441
Federal income taxes payable	1,996
State income taxes payable	577
	145,926
Stockholder's equity	
Common stock, 10,000 shares authorized with $1.00 par value, 9,100 shares issued and 7,735 outstanding	9,100
Additional paid in capital	176,645
Retained earnings (deficit)	(107,673)
Less Treasury stock	(29,883)
Total stockholder's equity	48,189
	$ 194,115

The accompanying notes are an integral part of these financial statements.

FINANCIAL COUNSELING CORPORATION
Statement of Income
For the Nine Months Ended December 31, 2006

Revenues	
Commissions	$ 615,337
Interest income	5,122
Other income	327,195
	947,654
Expenses	
Compensation and benefits	87,234
Commissions and clearance paid to all other brokers	491,444
Communications	5,716
Occupancy and equipment costs	29,526
Regulatory fees and expenses	4,876
Other expenses	317,315
	936,111
Income before income taxes	11,543
Provision for income taxes - Federal	1,996
Net income	$ 9,547

The accompanying notes are an integral part of these financial statements.

FINANCIAL COUNSELING CORPORATION
Statement of Changes in Stockholder's Equity
For the Nine Months Ended December 31, 2006

	Outstanding Shares	Common Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings (Deficit)	Total
Balance at March 31, 2006	9,100	$ 9,100	$ 336,085	$ -0-	$(117,220)	$ 227,965
Purchase of Treasury stock	(1,365)			(29,883)		(29,883)
Return of capital			(159,440)			(159,440)
Net income					9,547	9,547
Balance at December 31, 2006	7,735	$ 9,100	$ 176,645	$ (29,883)	$(107,673)	$ 48,189

The accompanying notes are an integral part of these financial statements.

FINANCIAL COUNSELING CORPORATION
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Nine Months Ended December 31, 2006

Balance, at March 31, 2006	$	-0-
Increases		-0-
Decreases		-0-
Balance, at December 31, 2006	$	-0-

The accompanying notes are an integral part of these financial statements.

FINANCIAL COUNSELING CORPORATION
Statement of Cash Flows
For the Nine Months Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 9,547
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Loss on disposal of fixed assets	17,115
Change in assets and liabilities:	
Increase in receivable brokers-dealers and clearing organizations	(115,097)
Decrease in other receivables	94,169
Decrease in security deposits	4,883
Increase in accounts payable and accrued expenses	74,061
Decrease in commissions payable	(56,590)
Increase in Federal income taxes payable	1,996
Increase in state income taxes payable	577
Net cash provided (used) by operating activities	30,661
Cash flows from investing activities	
Sale of securities owned	3,300
Net cash provided (used) by investing activities	3,300
Cash flows from financing activities	
Return of capital	(159,440)
Purchase of treasury stock	(29,883)
Net cash provided (used) by financing activities	(189,323)
Net decrease in cash	(155,362)
Cash at beginning of period	176,346
Cash at end of period	$ 20,984

Supplemental Schedule of Cash Flow Information

Cash paid during the period for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

FINANCIAL COUNSELING CORPORATION
Notes to Financial Statements
December 31, 2006

Note 1 - Summary of Significant Accounting Policies

Financial Counseling Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

The Company is a registered investment adviser and as such performs financial services, advice, management and administration for private and corporate clients. Substantially all of the Company's business is conducted with customers located in the United States.

The Company is owned by SummitAlliance Investment Group, L.L.C. (the "Parent").

Treasury stock is accounted for using the cost method.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Marketable securities owned and securities sold, but not yet purchased, are carried at quoted market value. Securities owned not readily marketable are carried at estimated fair value as determined by management of the Company. Securities not readily marketable include: (a) securities for which there is no independent publicly quoted market; (b) securities which cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933; or (c) securities which cannot be offered or sold immediately because of other restrictions or conditions. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006 the Company had net capital of approximately $47,189 and net capital requirements of $9,733. The Company's ratio of aggregate indebtedness to net capital was 3.09 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to shareholders can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made to enable shareholders to pay federal income taxes on company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 6 - Related Party Transactions/Economic Dependency

The Company and its Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Under a service agreement, Parent provides the Company with personal property, support staff and office space. The Parent incurs general and administrative expenses on behalf of the Company. For providing these services, the Parent is entitled to receive compensation from the Company on a monthly basis upon presentation of a monthly invoice which includes a breakdown of expenses being billed. The services and support agreement is automatically renewed on a year-to-year basis unless terminated by written notice not less than 30 days prior to the expiration of an annual term. The Company paid $32,750 under this agreement, during the period ended December 31, 2006. These expenses are included in compensation and benefits, and occupancy and equipment.

The Company is economically dependent on its Parent.

Note 7 - Concentration Risk

At various times throughout the nine months ended December 31, 2006, the Company had cash balances in excess of federally insured limits of $100,000.

Note 8 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2006, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

For the Nine Months Ended

December 31, 2006

Schedule I

FINANCIAL COUNSELING CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF NET CAPITAL

Total Stockholder's equity qualified for net capital	$	48,189
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		48,189
Deductions and/or charges		
Non-allowable assets		-0-
Net capital before haircuts on securities positions		48,189
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		1,000
Net capital	$	47,189

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable and accrued expenses	$	130,912
Commissions payable		12,441
Federal income taxes payable		1,996
State income taxes payable		577
Total aggregate indebtedness	$	145,926

Schedule I (continued)

FINANCIAL COUNSELING CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 9,733
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 9,733
Net capital in excess of required minimum	$ 37,456
Excess net capital at 1000%	$ 32,596
Ratio: Aggregate indebtedness to net capital	3.09 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

FINANCIAL COUNSELING CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Nine Months Ended
December 31, 2006



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Financial Counseling Corporation

In planning and performing our audit of the financial statements and supplemental information of Financial Counseling Corporation (the "Company"), for the nine months ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 17, 2007

END